
SEC MAIL
RECEIVED
PROCESSING
FEB 1 9 2007
WASH. D.C.
199
SECTION


07001035

SEC... ...OMMISSION
Washington, D.C. ...49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 28300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, Ste 202
(No. and Street)

Oceanside	CA	92054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hensel, Donald D. — (760) 722-2991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jamieson, James R.
(Name – *if individual, state last, first, middle name*)

2424 Vista Way, Ste 201	Oceanside	CA	92054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Donald D. Hensel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberty Securities, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberty Securities, Inc.

Financial Statements
And
Independent Auditor's Report

September 30, 2006

Jurat

State of CALIFORNIA }
}ss.
County of SAN DIEGO }

Subscribed and sworn to (or affirmed) before me MAGGIE R. WILKE NOTARY PUBLIC this 6th day of FEBRUARY, 2007, by

OFFICIAL SEAL
MAGGIE R. WILKE
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1517260
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 2, 2008

1) DONALD D. HENSEL
Name of Signer(s)

2) ______________________
Name of Signer(s)

(Notary Seal)

____
Signature of Notary Public

Optional

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENTS & INDEPENDENT AUDITORS REPORT

Document Date: 09-30-06 Number of Pages: ________

Signers(s) Other Than Named Above: ______________________

First Liberty Securities, Inc.
Table of Contents

September 30, 2006

The Jamieson Company

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

The Board of Directors
First Liberty Securities, Inc.
PO Box 1793
Carlsbad, CA92018

I have audited the accompanying balance sheet of First Liberty Securities, Inc. as of September 30, 2006, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberty Securities, Inc. at September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information shown on Pages 8 to 14 is presented as required by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



The Jamieson Company

November 21, 2006 - except for the supplementary schedules at Page 9 and Page 12 as explained in Note 8 for which the date is February 1, 2007

2424 Vista Way, Suite 201 • Oceanside, CA 92054-6171
760.722.1607 • Fax: 760.722.1659
e-mail: info@jamiesoncpa.com

First Liberty Securities, Inc.
Balance Sheet

September 30, 2006

ASSETS

Current assets	
Cash	$ 11,194
Total current assets	11,194
Total assets	$ 11,194
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Taxes payable	$ 853
Total liabilities	853
Stockholders' equity	
Capital stock - 75,000 shares authorized, 10,000 issued and outstanding	10,000
Paid in capital	9,970
Accumulated deficit	(9,629)
Total stockholders' equity	10,341
Total liabilities and stockholders' equity	$ 11,194

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Operations

For the Year Ended September 30, 2006

Revenues	
Commissions	$ 1,290
Total revenues	1,290
Operating expenses	
General and administrative	2,761
Total operating expenses	2,761
Loss from operations	(1,471)
Other income	
Interest income	410
Net loss	$ (1,861)

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended September 30, 2006

Common stock		
Balance, beginning	$	10,000
Balance, ending	$	10,000
Paid in capital		
Balance, beginning	$	8,970
Additional capital paid in		1,000
Balance, ending	$	9,970
Accumulated deficit		
Balance, beginning	$	(7,768)
Net loss		(1,861)
Balance, ending	$	(9,629)

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Cash Flows

For the Year Ended September 30, 2006

Cash flows from operating activities		
Net loss	$	(1,861)
Adjustments to reconcile net income to net cash used by operations:		
Increase in taxes payable		853
Net cash used by operating activities		(1,008)
Cash flows from investing activities		
Additional paid in capital		1,000
Net cash provided by investing activities		1,000
Net cash provided (used) by financing activities		0
Net decrease in cash and equivalents		(8)
Cash and equivalents, beginning		11,202
Cash and equivalents, ending	$	11,194

See accompanying auditor's report and notes

First Liberty Securities, Inc.

Notes to the Financial Statements
September 30, 2006

1. Description of the Company:

First Liberty Securities, Inc., is a broker-dealer for the sale of interests in direct participating limited partnerships. The Company operates from the office of an affiliate. A number of administrative and personnel services are shared with the affiliate without compensation.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: Cash represents available funds on deposit with banking institutions and the clearing broker-dealer, Round Hill Securities.

Fixed Assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, primarily five years.
Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

Income Taxes: Income taxes are provided for the expense related to the current taxable income of the company. Deferred tax expense, or benefit, is provided for the future cost or benefit related to the difference in tax and accounting basis of assets or liabilities. A benefit, less an appropriate valuation allowance, is also recognized for the future tax benefit of operating loss carry forwards available to offset future taxable income.

Revenue Recognition: The Company maintains its accounting books and records under the accrual basis of accounting and generally accepted accounting principles. Revenues are recognized when earned or when the amount is determined. Expenses are recorded when incurred.

3. Fixed Assets

Fixed assets consist of the following as of September 30, 2006:

Computer, office equipment	10,314
Less: Accumulated Depreciation	10,314
	$ 0

4. Income Taxes:

The provision for income taxes at September 30 is as follows:

Federal	$ -
California	800
	$ 800

4. Income Taxes (continued):

The Company has net operating loss carry forwards which expire as follows:

2008	$2,426
2009	1,337
2010	78
2018	1,008
2019	460
2021	1,820
2022	561
2023	838
2026	1,860
	$10,388

The benefit associated with these loss carry forwards, less the valuation allowance of $1,558, has been recorded as $-0-. Management believes that the probability of income being earned to take advantage of the losses is less than reasonably assured.

5. Net Capital

The net capital of First Liberty Securities, Inc. as of September 30, 2006 is $11,194. The required net capital, as computed in accordance with SEC Rule 15c3-1, at the same date is $5,000.

6. Restrictions on Cash

The cash deposit at Round Hill Securities is restricted according to the contract such that it may be withdrawn only after termination of the contract, and is returnable to the company within 30 days.

7. Common Stock

During the current year, the company did not sell or repurchase any shares of common stock.

8. Restatement of Required Capital Calculations

The audit report is re-issued with corrections to the "Computation of Net Capital" and the "Reconciliation of the Computation of Net Capital with the Broker-Dealer FOCUS Report". The two reports were originally issued without consideration of the 7% haircut required by SEC Rule 15c3-1c(2)(vii)(F)(1). The reduction in Net Capital based on the rule amounts to $780.

SUPPLEMENTARY INFORMATION

First Liberty Securities, Inc.
Statement of Availability for Examination

September 30, 2006

The Statements of Financial Condition and the Annual Audited Report (Form X-17A-5, Part III) pursuant to rule 17a-5 are available for examination at the principal office of First Liberty Securities, Inc. and at the regional office of the Securities and Exchange Commision.

First Liberty Securities, Inc.
Computation of Net Capital

September 30, 2006

The following computation is made pursuant to Rule 15c3-1.

Total assets	$ 11,194
Total liabilities	(853)
Net worth	10,341
Subordinated indebtedness	-
Adjusted net worth	10,341
Non-liquid assets - Haircut prescribed by Rule 15c3-1c(2)(vii)(F)(1)	(780)
Tentative net capital	9,561
Reserves in inventory	-
Net capital	$ 9,561

First Liberty Securities, Inc.
Computation of Reserve Requirement

September 30, 2006

Pursuant to Rule 15c3-3(k)(2)(ii), the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule.

The conditions of the exemption were being complied with as of the examination date and no facts indicate that the exemption had not been complied with during the auditied period.

First Liberty Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3

September 30, 2006

The Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule 15c3-3(k)(2)(ii).

First Liberty Securities, Inc.
Reconciliation of the Computation of Net Capital in the Audit Report to the Broker's Report

September 30, 2006

This reconcilation is pursuant to SEC Rule 17a-5(d) (4), and in accordance with generally accepted accounting principles.

Net Capital, per audited Statements	$	10,341
Accountant's Adjustments		
State taxes not included in broker's report		853
Haircut on securities - Per Rule 15c3-1c(2)(vii)(F)(1)		(780)
Net Capital in Broker's Report	$	10,414

First Liberty Securities, Inc.
Reconciliation of the Comp for Determination
of Reserve Requirements

September 30, 2006

Supplemental report pursuant to SEC Rule 17a-5(d) (4).

Pursuant to Rule 15c3-3(k)(2)(ii), the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule at (k)(2)(ii).

The Jamieson Company

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Liberty Securities, Inc.
Oceanside, CA

In planning and performing my audit of the financial statements of First Liberty Securities, Inc. for the year ended September 30, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Liberty Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and is therefore exempt under rule 15c3-3(k)(2)(ii).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute

2424 Vista Way, Suite 201 · Oceanside, CA 92054-6171
760.722.1607 · Fax: 760.722.1659
e-mail: info@jamiesoncpa.com

of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



The Jamieson Company
November 21, 2006

END